SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No.4)*

                         The Salomon Brothers Fund Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    795477108
                                 (CUSIP Number)

                           Christopher P. Davis, Esq.
                     Kleinberg, Kaplan, Wolff & Cohen, P.C.
                   551 Fifth Avenue, New York, New York 10176
                               Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                November 15, 2005
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott Associates, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  2,943,625

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  2,943,625

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,943,625

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.97%

14.      TYPE OF REPORTING PERSON*
                  PN

                                *SEE INSTRUCTIONS

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  2,943,425

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  2,943,425

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,943,425

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.97%

14.      TYPE OF REPORTING PERSON*
                  PN

                                *SEE INSTRUCTIONS

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International Capital Advisors Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  2,943,425

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  2,943,425

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,943,425

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.97%

14.      TYPE OF REPORTING PERSON*
                  CO

                                *SEE INSTRUCTIONS

This statement is filed with respect to the shares of the common stock, $1.00 par value (the "Common Stock"), of The Salomon Brothers Fund Inc. (the "Issuer"), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P. ("Elliott International") and Elliott International Capital Advisors, Inc. ("EICA")(collectively, the "Reporting Persons") as of November 15, 2005 and amends and supplements the Schedule 13D filed on August 19, 2005, as amended (collectively, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.  Source and Amount of Funds or Other Consideration.

Elliott Working Capital                     $34,310,751.61


Elliott International Working Capital       $37,788,330.12

ITEM 4.  Purpose of Transaction.

Elliott and Elliott International have entered into a settlement agreement with the Issuer, pursuant to which Elliott and Elliott International have agreed to terminate their proxy contest. Please see Item 6 for further details.

Except as set forth in this filing, none of Elliott, Elliott International or EICA has any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.

ITEM 5.  Interest in Securities of the Issuer.

     (a)  Elliott   beneficially   owns   2,943,625   shares  of  Common  Stock,
constituting 2.97% of all of the outstanding shares of Common Stock.

     Elliott International and EICA beneficially own an aggregate of 2,943,425 shares of Common Stock, constituting 2.97% of all of the outstanding shares of Common Stock.

     Collectively, Elliott, Elliott International and EICA beneficially own 5,887,050 shares of Common Stock constituting 5.93% of all of the outstanding shares of Common Stock.

     (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

     Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

     (c) The following transactions were effected by Elliott during the past sixty (60) days:

                                         Approx. Price per
                        Amount of Shs.   Share (excl. of
Date     Security       Bought (Sold)    commissions)

9/20/05  Common Stock      100            $14.10
9/21/05  Common Stock      100            $14.03

     All of the above transactions were effected on the New York Stock Exchange.

     No other transactions with respect to the Common Stock that are required to be reported and have not been previously reported on Schedule 13D were effected by any of the Reporting Persons during the past sixty (60) days.

     (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

     No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

     (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Elliott and Elliott International have entered into notional principal amount derivative agreements (the "Derivative Agreements") with respect to 935,595 and 1,403,392 shares of Common Stock of the Issuer, respectively. The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are the subject of the Derivative Agreements. The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.

     On September 14, 2005, Elliott, Elliott International and Karpus Management, Inc. (d/b/a Karpus Investment Management), a New York corporation ("Karpus"), agreed to collectively make a request for the list of stockholders of the Issuer under Maryland law (the "Karpus Agreement"). Although Elliott, Elliott International and Karpus may be deemed a "group" under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and Rule 13d-5 promulgated thereunder, Elliott and Elliott International disclaim membership in any "group" with Karpus, and Elliott and Elliott International have not made any agreement with Karpus to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer. Under the Karpus Agreement, the parties agreed to indemnify each other against certain liabilities arising in connection with such request, and Elliott and Elliott International agreed to reimburse Karpus for certain expenses arising in connection with such request.

     Elliott and Elliott International entered into a settlement agreement with the Issuer dated as of November 15, 2005 ("Settlement Agreement"), which settled the proxy contest waged by Elliott and Elliott International in connection with the special meeting of Issuer stockholders then scheduled to be held on November 15, 2005 or any adjournment thereof ("Special Meeting"). Pursuant to the Settlement Agreement, Elliott and Elliott International agreed to terminate their proxy solicitation opposing the approval of the new management agreement between the Issuer and Salomon Brothers Asset Management Inc ("New Management Agreement") and agreed not to vote any proxies granted to Elliott and Elliott International by other Issuer stockholders. For more details on the Settlement Agreement, please see the Issuer's press release and the Settlement Agreement, each of which was filed by the Issuer with the SEC on November 15, 2005 and is publicly available free of charge on the SEC's website at www.sec.gov. The Settlement Agreement is incorporated herein by reference and made a part hereof.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  November 16, 2005

        ELLIOTT ASSOCIATES, L.P.
        By: Elliott Capital Advisors, L.P., as General Partner
               By: Braxton Associates, Inc., as General Partner


                     By:/s/ Elliot Greenberg
                        --------------------
                            Elliot Greenberg
                            Vice President


         ELLIOTT INTERNATIONAL, L.P.
         By: Elliott International Capital Advisors Inc.,
               as Attorney-in-Fact


                     By:/s/ Elliot Greenberg
                        --------------------
                            Elliot Greenberg
                            Vice President


         ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.


         By:/s/ Elliot Greenberg
            --------------------
                Elliot Greenberg
                Vice President